Chicago
New York
Washington, DC
London
San Francisco
Los Angeles
Singapore
Dallas
Miami
May 1, 2025	vedderprice.com

Deborah Bielicke Eades
Shareholder
VIA EDGAR	+1 312 609 7661
deades@vedderprice.com

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, D.C. 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”)
Post-Effective Amendment No. 2 to Registration Statement on Form N-1A
(Tortoise Energy Infrastructure Total Return Fund)
File No. 333-281744

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission to Vedder Price P.C. on March 14, 2025 and April 10, 2025 with respect to Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A filed on February 14, 2025 (the “Post-Effective Amendment”) for Tortoise Energy Infrastructure Total Return Fund (the “Fund”), a series of the Registrant. Any capitalized terms used but not defined herein have the same meanings as given to them in Post-Effective Amendment. Any page references refer to Post-Effective Amendment. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant intends to file a subsequent Post-Effective Amendment to its Registration Statement on Form N-1A prior to May 2, 2025 to establish May 9, 2025 as a new effective date for the Post-Effective Amendment for the Fund. The Registrant will thereafter file a subsequent Post-Effective Amendment to its Registration Statement on Form N-1A (the “485(b) Amendment”) on or before May 9, 2025 to address the comments of the staff, to complete missing information in the Prospectus and Statement of Additional Information and to file remaining exhibits in Part C of the Registration Statement.

1.	Comment: Please complete all blank fields.

Response: The Registrant confirms that it will complete all blank fields in the Prospectus and Statement of Additional Information contained in the 485(b) Amendment.

2.	Comment: To the extent changes made in response to staff comments on the Registrant’s Registration Statement on Form N-14 (File No. 333-285067) appearing in the definitive Proxy Statement/Prospectus and Statement of Additional Information filed on March 27, 2025 apply to disclosure in the Registration Statement, please make conforming changes.

Response: The Registrant confirms that the disclosure in the 485(b) Amendment will reflect changes made in response to staff comments on the Registrant’s Form N-14 Registration Statement (File No. 333-285067), as applicable.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore and Vedder Price (FL), LLP which operates in Florida.

U.S. Securities and Exchange Commission

May 1, 2025

3.	Comment: With respect to the Fee and Expense Table, please (i) bold the sentence in the lead-in regarding the payment of brokerage commissions, and (ii) please use zeros instead of dashes.

Response: The Registrant has made the requested changes.

4.	Comment: Because the Fund is adopting the performance history of the Predecessor Fund, please provide the portfolio turnover rate for the Predecessor Fund.

Response: The Registrant has made the requested change.

5.	Comment: In the Prospectus, the seventh paragraph under the caption “Principal Investment Strategies” states that the Fund may invest up to 30% of its total assets in securities denominated in the currency of a non-North American country, which may include securities issued by energy companies organized and/or having securities traded on an exchange outside North America and/or securities of other non-North American companies that are denominated in the currency of a non-North American country. Please confirm that these are the criteria the Fund will use to identify non-North American countries for purposes of this 30% investment policy. If additional criteria are used (e.g., country of risk or where a country does a substantial amount of its business), please add disclosure to that effect.

Response: The Registrant confirms that the Prospectus discloses all criteria used to determine non-North American countries for purposes of the Fund’s 30% investment policy.

6.	Comment: Noting that the Fund may invest in MLPs, please add the following disclosure or identify where disclosure of these items appears in the Prospectus: (i) if the Fund retains an MLP investment until the basis is reduced to zero, that subsequent distributions from the MLP will be taxable to the Fund at ordinary income tax rates; (ii) that if an MLP in which the Fund invests amends its tax return, shareholders may receive an amended Form 1099 from the Fund, which may require shareholders to amend their own federal, state and/or local tax returns; and (iii) whether the Fund will invest in interests in the general partners of MLPs.

Response: The Registrant has added the following disclosure under “Additional Fund Information—Principal Risks of Investing in the Fund—MLP Risk” in the Fund’s Prospectus:

“An MLP’s distributions to the Fund generally will not be taxable unless the cash amount distributed exceeds the Fund’s basis in its interest in the MLP. Distributions received by the Fund from an MLP will reduce the Fund’s adjusted basis in its interest in the MLP, but not below zero. Cash distributions in excess of the Fund’s basis in the MLP will generally be taxable to the Fund as capital gains. A reduced basis will generally result in an increase in the amount of gain (or decrease in the amount of loss) that will be recognized by the Fund for tax purposes on the sale of its interest in the MLP. The Fund expects to receive cash distributions each year from certain MLPs that exceed the net taxable income allocated to the Fund from such MLPs for such year, and, as a result, the Fund may recognize larger taxable gains (or smaller losses) with respect to such MLPs when it disposes of its interests in such MLPs. If you hold shares in the Fund when such gains or losses are recognized, you may be required to pay tax on one or more Fund distributions, potentially at ordinary income tax rates, even though you may not have economically benefited from the associated MLP cash distributions.

U.S. Securities and Exchange Commission

May 1, 2025

“The Fund will report distributions made to shareholders annually on Form 1099. If an MLP in which the Fund invests amends its partnership tax return, the Fund will, when necessary, send you a corrected Form 1099, which could, in turn, require you to amend your federal, state or local tax returns.”

The Fund may invest in MLP general partner interests, but that is not a principal investment strategy of the Fund. The Registrant notes that disclosure regarding investments by the Fund in MLP general partner interests appears on pages S-5 and S-6 of the Statement of Additional Information under the caption “Investment Objective, Policies, Strategies and Associated Risks—Master Limited Partnerships—General Partner Interests.”

7.	Comment: Please revise the Concentration Risk factor under the caption “Principal Risks” in the Prospectus to discuss industries rather than types of companies.

Response: The Registrant has revised the Concentration Risk factor to eliminate references to MLPs and pipeline companies.

8.	Comment: Please revise the Fund’s fundamental investment limitation on concentration to focus on concentration in industries rather than in sectors.

Response: The fundamental policy of the Fund currently states that the Fund concentrates in the energy infrastructure industry. Accordingly, the Registrant does not believe any change is necessary.

9.	Comment: Please add disclosure to the Statement of Additional Information to the effect that the Fund will look through to the investments of investment companies held by the Fund in monitoring compliance with its concentration policy.

Response: The Registrant acknowledges the staff’s view and has added disclosure to the Statement of Additional Information.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc:	Jacob C. Tiedt, Shareholder, Vedder Price P.C.